VIA EDGAR

December 19, 2018

J. Nolan McWilliams,

Attorney-Advisor

Division of Corporation Finance

Office of Transportation and Leisure

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Corteva, Inc.
Registration Statement on Form 10-12B
Filed October 18, 2018
File No. 001-38710

Dear Mr. McWilliams:

On behalf of Corteva, Inc. (“Corteva” or the “Company”), please find below responses to the comments of the staff of the Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated November 14, 2018 (the “Comment Letter”) regarding the Registration Statement on Form 10-12B (File No. 001-38710) filed by the Company on October 18, 2018 (together with the exhibits filed therewith, including the information statement filed as Exhibit 99.1 thereto, the “Form 10”). In addition, the Company is filing concurrently with this letter an amendment to the Form 10 (“Amendment No. 1”), which includes revisions made to the Form 10 in response to the Staff’s comments as well as additional changes required to update the disclosure contained in the Form 10.

For the convenience of the Staff’s review, each of the headings and numbered paragraphs below corresponds to the headings and numbered comments in the Comment Letter. Unless otherwise indicated, all references to page numbers and captions correspond to the page numbers and corresponding captions in the information statement included as Exhibit 99.1 to Amendment No. 1 (the “Amended Information Statement”). Terms used and not defined herein have the meanings given to such terms in the Amended Information Statement.

December 19, 2018

Exhibit 99.1

Our Company, page 6

1.

Please substantiate that you have a “best-in-class” cost structure versus your peers. Also clarify whether this is aspirational and discuss the steps you are taking to achieve this goal and the factors you consider in benchmarking your performance.

The Company respectfully acknowledges the Staff’s comment. On page 7 of the Form 10, the Company states its goal is to create shareholder value by establishing a best-in-class cost structure versus its peers. This goal is aspirational. As described on page 34 of the Amended Information Statement, since the Merger, the Company has been executing the DowDuPont Synergy Program (the “Synergy Program”), which is designed to enable the integration and optimization of the Company’s business through production cost synergies. Many of the targeted projects for Corteva under the Synergy Program are in process. These projects include efforts such as footprint consolidation, negotiating sourcing savings, and optimizing integration savings as the agriculture businesses of Historical DuPont and Historical Dow are brought together. Beyond the Synergy Program, the Company intends to continue to execute cost reduction programs as deemed necessary to achieve its cost structure goal as described on pages 139 and 140 of the Amended Information Statement, including:

•	Continuing to integrate its operations

•	Continuing to drive operating efficiencies

•	Enabling a streamlined, efficient and focused functional support organization

•	Creating a strong culture based on continued productivity

In response to the Staff’s comment, the Company has updated the disclosure on page 135 of the Amended Information Statement to further describe how Corteva’s cost structure is expected to be benchmarked against its peers. The Company has also updated the disclosure on pages 7, 8, 9, 100, 101, 135, 138, 139 and 140 of the Amended Information Statement to clarify the aspirational nature of its target cost structure and to further outline the steps being taken to achieve this aspirational goal.

December 19, 2018

The Separation and Distribution, page 9

2.	Please include diagrams illustrating: the existing DowDuPont corporate structure; the corporate structure immediately following the separation/internal reorganization; and the distribution.

In response to the Staff’s comment, we have provided illustrative diagrams on pages 4 and 5 of the Amended Information Statement.

Reasons for the Separation and Distribution, page 52

3.

You state here reasons for the separation include, among other reasons, creating a focused business, tailored growth strategies, sharper focus on core business, and the ability of management to implement strategies tailored to each company’s specific business characteristics. Please describe the most significant differences in strategy, operating priorities, and business focus between Corteva and DowDuPont prior to the separation.

The Company respectfully acknowledges the Staff’s comment. The existing DowDuPont operating segment structure aligns closely with the three businesses that are intended to ultimately operate as three future independent, publicly traded companies (Corteva, Dow and New DuPont) following the separations and distributions of Dow and Corteva. After its separation and distribution, Corteva is expected to hold the assets and liabilities associated with DowDuPont’s agriculture business. Given this alignment, the Company expects that its initial strategies, operating priorities and business focus after the separations and distributions will generally mirror the strategies, operating priorities and business focus of the DowDuPont agriculture segment. However, as disclosed in the section entitled “Our Strategy” on pages 138 to 140 of the Amended Information Statement, the Company does expect that its strategy, operation priorities and business focus will be differentiated from the existing strategy by an increased emphasis on maintaining a more streamlined, efficient and focused operating structure, which the Company expects to achieve by, among other things, integrating its operations, continuing to drive operating efficiencies, realizing significant cost synergies and continually improving its cost structure. The Company also continues to believe that by operating as a pure play agriculture business, it can be more sharply focused on the needs of farmers and instill a culture that best supports its unique strategy. The Company has revised the disclosure included under the section entitled “Our Strategy” on page 9 and pages 138 to 140 of the Amended Information Statement to clarify that a number of the strategies listed will be continuations of the existing strategies implemented by the agriculture segment of DowDuPont.

4.	In the first bullet point on page 53, please briefly discuss Corteva’s capital allocation needs and how its capital structure will facilitate meeting these needs.

In response to the Staff’s comment, the Company has revised the disclosure on page 96 of the Amended Information Statement to discuss Corteva’s capital allocation needs and how its capital structure will facilitate meeting these needs.

December 19, 2018

Management’s Discussion and Analysis of Financial Condition and Results of Operations Recent Developments, page 91

5.

We note your disclosure that certain events and circumstances in 2018 along with a reduction in cash flow projections caused a triggering event that required Historical DuPont to perform an impairment analysis of its agriculture reporting unit’s goodwill and indefinite-lived intangible assets as of September 30, 2018, and that as a result, Historical DuPont recorded pre-tax (and after-tax), non-cash impairment charges of about $4.5 billion for goodwill and $0.1 billion for certain indefinite-lived assets associated with its agriculture reporting unit. Please tell us the significant assumptions Historical DuPont used to determine the estimated fair value of its agriculture reporting unit during the quarter ended September 30, 2018 and more fully explain the facts and circumstances that resulted in these impairments to be recorded during this interim period.

In response to the Staff’s comment, the Company has revised the disclosure on page 127 of the Amended Information Statement to more fully explain the facts and circumstances that resulted in the recording of these impairments during the fiscal quarter ended September 30, 2018.

DowDuPont Cost Synergy Program, page 93

6.	Please provide context for the Cost Synergy Program by discussing and quantifying, to the extent you are able, the potential loss of synergies and one-time costs associated with the separation.

The Company respectfully acknowledges the Staff’s comment. As described on page 34 of the Amended Information Statement, the Synergy Program is designed to integrate and optimize the organization following the Merger and in preparation for the intended separation of DowDuPont’s materials science business through the separation and distribution of Dow and the intended separation of DowDuPont’s agriculture business through the separation and distribution of the Company. This integration and optimization is designed to be achieved through production cost efficiencies, enhancement of the agricultural supply chain, elimination of duplicative agricultural research and development programs, optimization of our global footprint across manufacturing, sales and research and development, the reduction of corporate and leveraged services costs and the realization of significant procurement synergies.

In response to the Staff’s comment, the Company has revised the disclosure under “Note 3” of the section entitled “Unaudited Pro Forma Combined Financial Statements” on pages 74 to 77 of the Amended Information Statement to reflect that DowDuPont has incurred certain one-time costs directly attributable to the separation and distribution of Corteva, which have been excluded from the combined pro forma statements of income in accordance with rules of Article 11 of Regulation S-X. Additionally, the Company has revised the disclosure on page 102 of the Amended Information Statement to reflect that Corteva expects to incur certain additional costs relating to the operation and integration of the Company’s historical ERP systems and the establishment of a corporate structure.

December 19, 2018

7.	In the second paragraph of this subsection, please disclose the amount of the cost synergy commitment attributable to Historical DuPont.

In response to the Staff’s comment, the Company has revised the disclosure on page 102 of the Amended Information Statement to specify the total amount of the DowDuPont cost synergy commitment as well as the amount of the cost synergy commitment that will be attributable to Corteva.

Our Competitive Strengths

Enhanced seed and crop protection pipelines, page 127

8.	Please substantiate your statement here and on page 132 that you have the broadest CRISPR intellectual property estate in the agricultural industry.

In response to the Staff’s comment, the Company has revised the disclosure included on pages 137 and 142 of the Amended Information Statement.

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December 19, 2018

If you have any questions or would like to discuss any of the responses, please do not hesitate to call Stacy J. Kanter at (212) 735-3497, Ryan J. Dzierniejko at (212) 735-3712 or Tyler J. Quanbeck at (212) 735-2357.

Sincerely,

/s/ Stacy J. Kanter

Stacy J. Kanter

cc:	John Dana Brown, Securities and Exchange Commission

Gregory R. Friedman, Corteva, Inc.